EXHIBIT 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Nine Months Ended September 30,
Millions of Dollars, Except Ratios	2004	2003
Earnings:
Income from continuing operations	$525	$723
Equity earnings net of distributions	(47)	24

Total earnings	478	747

Income taxes	235	413

Fixed charges:
Interest expense including amortization of debt discount	397	440
Portion of rentals representing an interest factor	145	118

Total fixed charges	542	558

Earnings available for fixed charges	$1,255	$1,718

Ratio of earnings to fixed charges	2.3	3.1